Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reminds Canadian Oil Sands shareholders to tender shares before offer expiry at 6:00 p.m. MT (8:00 p.m. ET) Friday, January 8, 2016

(All dollar amounts referenced are in Canadian dollars unless otherwise specified)

Calgary, Alberta (Jan. 7, 2016) – Suncor Energy today reminded Canadian Oil Sands Limited (“COS”) shareholders that its offer will expire at 6:00 p.m. MT (8:00 p.m. ET) on Friday, January 8, 2016.

Suncor urges COS shareholders to tender their shares to receive a significant premium, a dividend increase and the value of becoming a Suncor shareholder, particularly in an expected lower for longer oil price environment.

“Time is running out for Canadian Oil Sands shareholders to accept our premium offer and protect the value of their investment against the significant risks faced by Canadian Oil Sands,” said Steve Williams, Suncor’s president and chief executive officer. “Canadian Oil Sands shareholders must act now to accept our offer and receive significant benefits as an investor in Canada’s leading integrated energy company. Without substantial support for our bid on Friday, Suncor may not extend its offer. Every share counts—taking no action means rejecting Suncor’s offer and risking a substantial decline in the value of your investment.”

How to tender to Suncor’s offer

Shareholders are urged to contact D.F. King, which has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (sec.gov).

FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about Suncor’s offer, including its value, the significant premium and dividend increase to be received by COS shareholders who tender if the offer is accepted; the significant value of becoming a Suncor shareholder, particularly in an expected lower for longer oil price environment; and that if there not substantial support for the bid on Friday, Suncor may not extend the offer. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation;

changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s Offer to Purchase Canadian Oil Sands Limited shares and accompanying Take-over Bid Circular dated October 5, 2015, Suncor’s Notice of Variation and Change of its offer dated November 12, 2015, Suncor’s Notice of Extension of its offer dated December, 3, 2015 (collectively, the “Offer documents”), Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at sedar.com and the SEC at sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
offer@suncor.com	media@suncor.com